United States securities and exchange commission logo





                             October 6, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Registration
Statement on Form S-4
                                                            Filed September 8,
2021
                                                            File No. 333-259381

       Dear Mr. Lee:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers About the Proposals
       What happens if a substantial number of public stockholders vote in favor of the Business
       Combination Proposal..., page 7

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders
assuming maximum redemptions and identify any material
                                                        resulting risks.
 Peter Lee
FirstName  LastNamePeter Lee
Merida Merger  Corp. I
Comapany
October    NameMerida Merger Corp. I
        6, 2021
October
Page  2 6, 2021 Page 2
FirstName LastName
How do I exercise my redemption rights?, page 7

3. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
What interests do the Sponsor and the current officers and directors of Merida have in the
Business Combination?, page 8

4.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
5. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
6.       Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
7. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target
8. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page
17

9. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions
10. Please include an organizational chart depicting the ownership structure of Merida and
         Leafly before and after the business combination.
Merida's Sponsor and Officers and Directors, page 22

11. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning
 Peter Lee
FirstName  LastNamePeter Lee
Merida Merger  Corp. I
Comapany
October    NameMerida Merger Corp. I
        6, 2021
October
Page  3 6, 2021 Page 3
FirstName LastName
         funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-
         redeeming shareholders.
Recommendation of the Leafly Board of Directors to Leafly Shareholders, page 29

12. Please include a brief discussion of the positive and negative factors considered by the board of directors.
Risk Factors
We identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness..., page 63

13. We note that you have begun a plan to remediate the material weakness in internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan, how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Unaudited Pro Forma Condensed Combined Financial Information, page 139

14. Revise to provide a table showing the pro forma shares outstanding to be held by Leafly's existing security holders, Merida's public stockholders and Merida's Sponsor and the respective ownerships percentages following the business combination for the no redemption and maximum possible redemption scenarios.
1. Basis of Presentation, page 144

15. We note that your maximum redemption scenario is based on the maximum number of redemptions that may occur while still meeting the minimum cash condition of $85 million. We also note that should more than 7,658,804 public shares be redeemed, the
         Sponsor has agreed to subscribe for and purchase up to $10 million of shares of Common
         Stock and that Leafly may choose to waive the minimum cash requirement. Please revise the notes to the pro forma financials to show the impact on the financial statements under the various options available to cover the cash shortfall should more than 7,658,804 shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 145

16. We are unable to recalculate the pro forma adjustment amounts related to additional paid-
         in-capital and accumulated deficit on the pro forma balance sheet. Please revise to provide the amount of each adjustment included in the pro forma amounts, respectively, and consider providing a tabular reconciliation to the total pro forma adjustments.
17. We note that adjustment (aa) reflects stock-based compensation expense related to options issued to the CEO that will vest at the time of the merger. Please revise to disclose the amount of stock-based compensation expense reflected in this adjustment, and clarify which options will vest. In this regard, we note the disclosure on page 213 indicates
 Peter Lee
FirstName  LastNamePeter Lee
Merida Merger  Corp. I
Comapany
October    NameMerida Merger Corp. I
        6, 2021
October
Page  4 6, 2021 Page 4
FirstName LastName
         that three types of stock options were issued to the CEO.
4. Loss per Share, page 147

18. Please revise to provide a reconciliation of the weighted average shares outstanding used in your pro forma earnings per share calculations.
Business of Leafly
Our Markets, page 193

19. We note your disclosure that over 4,600 licensed retailers have subscribed to your service. Please tell us whether retailers can use any aspects of the platform without a subscription. To the extent they can, provide disclosure regarding the percentage of retailers that choose not to subscribe and what services they are able to use without a subscription.
20. You indicate that you generate revenue from every state or territory in the United States that permits cannabis sales. Please tell us whether any one State or territory represents more than 10% of your total revenue, and provide a discussion of such geographic concentration. In addition, to the extent that there are significant differences in revenue generated from states that have legalized recreational use as compared to those that have only legalized use for medical purposes, provide disclosure quantifying and discussing any known material trends in that regard.
Projected Growth of the Cannabis Market, page 195

21. We note that the Company uses internal estimates for projected growth in the cannabis sector to determine its future and current market share, total addressable market and serviceable market. Please revise to discuss the material assumptions made by management in determining such growth, explain why they are reasonable, and provide balancing disclosure regarding the uncertainty inherent in such projections, especially with regards to the cannabis industry.
Leafly Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics
Other Metrics, page 221

22. We note your disclosure that monthly active users (MAUs) provides an indication of consumer engagement on your platform. Based on your definition of a user on page 192, it appears this might include retailers and brand partners in addition to consumers. Please revise to clarify who constitutes a user for the purposes of this metric and if it includes more than consumers, revise your description of the metric accordingly.
23. We note your definition of order-enabled accounts. Please revise to clarify whether this is a subset of paying retailer accounts and includes only retailers with paid subscriptions, or whether this includes other subscribers, such as brand partners who pay for your brand
 Peter Lee
Merida Merger Corp. I
October 6, 2021
Page 5
         subscription product, and/or consumers who have registered on your platform.
         Additionally, tell us who elects to enable the order functionality feature or whether it is standard with the purchase of a subscription. Also, tell us whether the account holder pays an additional fee to be order-enabled or if revenue is earned when a successful order is placed by the consumer.
24.      We note your definition of retailer average revenue per account
(ARPA). Please revise to
         clarify whether retailers who subscribe to your no-cost package are included within this metric. If so, please address how this might skew the average revenue per account.
         Additionally, please revise to define    active    in this context.
25. We note your discussion of licensed retailer accounts and order-enabled licensed retailer accounts on page 202. Please tell us what these amounts represent and how they compare to your key metrics ending retail accounts and order-enabled accounts. Tell us whether these measures are considered key metrics used by management and, if so, revise your disclosures here to disclose these amounts and percentages for each period presented.
26. Please briefly explain the importance of MAUs to the management of your business and explain how MAU correlates to growth in revenue, and other key performance indicators.
         In addition, further define the nature of the activity that counts a user as being "active."
         For example, clarify whether these users are recurring, indicate why a user would remain active on a monthly basis and disclose whether there is a requirement to access your platform on a monthly basis. Please also balance your discussion of MAU growth by briefly discussing the limitations of this metric, including that it does not measure the
         depth or quality of the user   s experience.
27. We note your disclosure on page 198 regarding the increase in consumer activity and order reservation volume. Please disclose your consumer order reservation activity and order reservation volume for the periods presented and clarify whether those are key performance indicators utilized by management in evaluating its business. To the extent they are, provide a discussion of each metric for each of the periods presented. In the alternative, tell us why you have included that discussion on page
198.
Discussion of our Results of Operations - 2020 Compared to 2019, page 223

28. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.
       For example, you state that growth in revenue was due to increased volumes for display ads and onboarding of new retail subscriptions, offset in part by an overall reduction in prices, but you do not quantify any of these factors. In addition, you should remove vague
FirstName LastNamePeter Lee
       terms such as    primarily    in favor of specific quantification.
Similar revisions should
Comapany     NameMerida
       be made   throughoutMerger Corp. Iof operations discussion of revenue and expenses. Refer
                             your results
Octoberto6,Item 303(a)(3)
             2021 Page 5 of Regulation S-K and Section III.D of SEC Release No.
33-6835.
FirstName LastName
 Peter Lee
FirstName  LastNamePeter Lee
Merida Merger  Corp. I
Comapany
October    NameMerida Merger Corp. I
        6, 2021
October
Page  6 6, 2021 Page 6
FirstName LastName
Related Party Relationships, page 228

29. For each of the related party transactions described in this section please disclose the name of the related person, the basis on which the person is a related person and the dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.
Beneficial Ownership of Securities, page 230

30. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by
Castle Creek Arbitrage,
         LLC and Highbridge Capital Management LLC.
Notes to the Consolidated Financial Statements of Leafly Holdings, Inc.
Note 2 - Significant Accounting Policies
Cash, Cash Equivalents, and Restricted Cash, page F-47

31. Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that, at a minimum, you separately provide the amounts held in cash, time deposits and liquid investments. To the extent you hold
any types of    highly
         liquid investments,    tell us what they are and provide the amounts
held in each.
Revenue from Contracts with Customers, page F-48

32. Please explain to us in greater detail and revise to describe the types of "additional service offerings" that may be included in contracts with multiple performance obligations.
33. We note your disclosure that where the contract price differs from the standalone price of each individual product or service you may be required to allocate using the best estimate. Please clarify whether you have observable standalone selling price for these performance obligations and if you do not please revise to address the method by which you estimate the standalone selling price. Refer to ASC 606-10-32-34 and 606-10-50-20.
Notes to Condensed Consolidated Financial Statements of Leafly Holdings, Inc.
Note 12 - Equity Incentive Plans, page F-75

34. You disclose that approximately $364,000 of unrecognized compensation cost related to stock options with a performance condition will be recognized commencing upon the earlier of closing a public offering or a change in control. Please tell us whether the business combination will satisfy this vesting criteria. As part of your response, please tell us how your disclosures here reflect the vesting of the CEO options noted on page
         147.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Lee
Merida Merger Corp. I
October 6, 2021
Page 7

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Lee
                                                           Division of
Corporation Finance
Comapany NameMerida Merger Corp. I
                                                           Office of Technology
October 6, 2021 Page 7
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName